UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-40724

CHINA JO-JO DRUGSTORES, INC.
(Translation of registrant’s name into English)

Hai Wai Hai Tongxin Mansion Floor 6 Gong Shu District,

Hangzhou City, Zhejiang Province, People’s Republic of China, 310008
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement

On October 6, 2022, China Jo-Jo Drugstores, Inc. (the “Company”) entered into Securities Purchase Agreements (the “Purchase Agreement”) with certain non-U.S. persons (the “Investors”) pursuant to which the Company agreed to sell to the Investors, and the Investors agreed to purchase from the Company, in a private placement an aggregate of 3,200,000 ordinary shares (the “Shares”), par value $0.012 per share, of the Company (“Ordinary Shares”), at a purchase price of $1.00 per Share, for aggregate gross proceeds to the Company of $3,200,000, as well as warrants to purchase up to an aggregate of 9,600,000 Ordinary Shares at an exercise price of $1.66 per share (the “Warrants”). The Warrants shall be exercisable immediately following issuance and expire thirty-six months from the issuance date of the Warrants. The exercise price and the number of Ordinary Shares issuable upon exercise of the Warrants (the “Warrant Shares”) are subject to adjustment in the event of stock splits or dividends, or when the Company grants, issues, or sells ordinary shares at prices below the Warrants’ exercise price, or other similar transactions. Concurrently, the Company and the Investors entered into Shareholder Rights Agreements (the “Rights Agreement”) regarding rights and obligations of the Investors and the Company with regard to the sale of the Shares and the Warrants (such transaction, the “Offering”). Rights of the Investors under the Rights Agreement include demand registration rights and piggyback registration rights in case the Company proposes a registered securities offering. Moreover, under the Rights Agreement, the Investors agree to vote according to the recommendation of the Company’s board of directors (the “Board”) regarding any proposal requiring Company shareholder approval, and to refrain from various transactions involving Company securities or assets absent prior consent of the Company or its Board.

The Offering closed on October 11, 2022. The Offering is pursuant to and in reliance upon the exemption from securities registration afforded by Regulation S of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder by the U.S. Securities and Exchange Commission.

The foregoing description of documents related to the Offering does not purport to be complete and is qualified in its entirety by reference to the full texts of the form of the Purchase Agreement, the form of Warrant and the form of the Rights Agreement, a copy of each is attached hereto as Exhibit 99.1, Exhibit 99.2, and Exhibit 99.3, respectively, and is incorporated herein by reference.

Corporate Governance

The Company’s corporate governance practices do not differ from those followed by domestic companies listed on the NASDAQ Capital Market other than disclosed below. NASDAQ Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on the NASDAQ Capital Market prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, NASDAQ Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances. The Company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. The Board has elected to follow the Company’s home country rules as to such issuances and will not be required to seek shareholder approval prior to entering into such a transaction.

Financial Statements and Exhibits

Exhibits.

Exhibit No.	Description
99.1	Form of Securities Purchase Agreement
99.2	Form of Warrant
99.3	Form of Shareholder Rights Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 11, 2022	CHINA JO-JO DRUGSTORES, INC.

	By:	/s/ Lei Liu
	Name:	Lei Liu
	Title:	Chief Executive Officer

2